U.S. COMMERCIAL CORP., S.A. DE C.V.

04030273

May 17, 2004.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

MAY 1 9 2004

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the english version of the following information of U.S. Commercial Corp., S.A. de C.V., related to the General Ordinary and Shareholders' Meeting held on April 21, 2004:

- Audited Financial Statements as of December 31, 2003.
- Annual report of the Board of Directors and of the Examiner of the Company.

We are sending this information on behalf of U.S. Commercial Corp., S.A. de C.V. as required in rule 12g3-2b.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/20

C.P. FAUSTO SANDOVAL AMAYA
Jaime Balmes N° 8 Piso 5
Col. Los Morales Polanco
11510 México, D.F.
Tel: 5283-1471

EXAMINER'S EXPERT OPINION

To U.S. Commercial Corp., S.A. de C.V.
General Shareholders' Meeting

In my capacity as Examiner and in compliance with the statutes set forth in Article 166 of the General Statute for Business Associations, as well as the statutes of U.S. Commercial Corp., S.A. de C.V., I submit to you my report regarding the consolidated financial statements as of December 31st, 2003, presented to you by the Board of Directors.

Among other auditing procedures employed, I, myself, or, in my absence, my substitute, attended the General Shareholders Meetings, as well as the Meetings of the Board of Directors to which I was convoked. I reviewed, within the full scope which I considered to be necessary, according to the circumstances, without any reservations or limitations, the opinion which was produced by the external auditors of the Company on April 20th, 2004, with reference to the analysis made by them, in full compliance with generally accepted Mexican auditing standards, of the above mentioned financial statements prepared by the Company's management.

In my opinion, based on the work performed by me, as well as on the work performed by the Company's external auditors, the criteria and accounting information policies used by the Company and taken into account by the administrators for the preparation of the consolidated financial statements which are being presented to this Meeting, are adequate and sufficient, and were applied in a manner which is consistent with the previous fiscal year; therefore, in my opinion, the aforementioned financial statements also reflect in a truthful, reasonable and sufficient manner, in all important aspects, the consolidated financial status of U.S. Commercial Corp., S.A. de C.V. as of December 31st, 2003, the consolidated results of its operations, the variations in its assets and the changes in its consolidated financial position, for the year ending on the above mentioned date, in accordance with those accounting principles generally accepted in Mexico.

C.P.C. Fausto Sandoval Amaya
Examiner

Mexico, D.F.
April 20, 2004

US Commercial Corp., S.A. de C.V.

Report Presented by the Board of Directors

Economic Outlook of Mexico

During 2003 the Gross Domestic Product grew by 1.3%, reaching an amount of $6,755 thousand million Mexican Pesos by the end of the year. Nevertheless, the behavior of the GDP was below the estimates predicted at the end of 2002.

Mexico was affected by the slow recovery of the United States economy, by the weakness of the dollar as compared to other foreign currencies and by the slow growth of the manufacturing industry in our country.

The weakness of the economy was reflected in the creation of jobs; during all of the year 2003 the number of employees registered in the Instituto Mexicano del Seguro Social (the Mexican Social Security Institute), increased by about 233 thousand. The General Open Unemployment Rate showed an increase during the course of the year, going from 2.7 in 2002, to 3.3 at the end of 2003.

The exchange rate increased by approximately 11% during the year, going from an average exchange rate of 9.67 in 2002 to 10.78 in 2003, ending the year at 11.24. Direct foreign investments decreased by 26%, when compared to the previous year, amount that was offset by an increase of 35% in remittances, which exceeded 13 thousand million dollars. The deficit of the current account was of $9,150 million dollars, which was equivalent to 1.5% of the GDP.

The trade balance registered a deficit of $5,603 million dollars, a decrease of 31.3% when compared to the deficit experienced in 2002. The decrease of the deficit of the trade balance can be explained as due to an increase in oil exports and the decrease in demand of consumer goods and capital assets within the country.

During 2003, Banco de México, made changes in its management of monetary policy, turning towards a new regime of daily balances (where previously it had been of accumulated balances), to maintain the daily short "corto" at $25 million, from April 2003 to the end of the year.

The National Consumer Price Index behaved according to the parameters set forth by the Banco de Mexico at the end of 2002, increasing by 3.98% during 2003, 172 basis points below the inflation registered in 2002. The upholding by Banco de Mexico of a restrictive monetary policy, as well as controlling the prices of services rendered by the government, was the primary cause for the decrease in inflation.

The rate of the 28 days CETE remained at an average level of 6.2% during 2003, 82 basis points below the rate registered during the previous year. Interest rates continued with a stable tendency during the year; the CETE reached its historical minimum in August, when the rate was 4.30%, and closed the year at 6.22%, barely 4 basis points below the annual average.

2003 was a difficult year for Mexico, going forward it will be necessary that the country consolidates the macroeconomic stability it has reached, maintaining healthy public finances, nevertheless, it will be necessary to search for internal mechanisms which will stimulate economic growth and promote the creation of new jobs.

Economic Outlook of the United States

During 2003 the Gross Domestic Product in the United States grew by 4.3% in comparison with a growth of 2.8% in 2002, boosted mainly by internal consumption and industrial production, and showing clear signs of a strong economic recovery, particularly during the fourth quarter. In 2003 retail sales grew by 6.4%, reflecting a strong consumption during the first and fourth quarters of the year, as compared to a weaker growth of 3.7% during 2002, upon the exclusion of motor vehicle sales of this index, increases were of 6.9% and 3.8% in 2003 and 2002, respectively.

Operating and Financial Results

US Commercial Corp., S.A. de C.V.

As a result of the increase of capital decided upon by the General Extraordinary Shareholders' Meeting of US Commercial Corp., S.A. de C.V., held on December 1st 2003, 447,531,457 new shares were issued, of which 5,497,620 shares were subscribed and paid by the shareholders who exercised their right of preference.

Of those new shares which were not subscribed by the shareholders who exercised their right of preference, Sercotel, S.A. de C.V., a subsidiary company of América Móvil, S.A. de C.V., in accordance with the decisions taken during the above mentioned meeting, subscribed and paid 380,000,000 of the shares in order to partially capitalize the liabilities resulting from the acquisition of the total amount of the participation of America Móvil, S.A. de C.V. in CompUSA, Inc.; and the balance of 62,033,837 shares remains pending of subscription and payment.

In view of the aforementioned, the number of Company shares in circulation as of December 31st, 2003, amounts to 1,279'689,935 shares, common, nominative, without statement of nominal value of the "B-1" Series: Sercotel, S.A. de C.V., a subsidiary of América Móvil, is the owner of approximately 29.69%.

The Company's main assets are constituted by its share participation of 100% in the capital stock of CompUSA. The Company's main activity takes place in the commercial sector in the United States, in the marketing of technological products and services. The Company is solely a stockholder, and therefore, all operations are carried out through its main subsidiary, CompUSA, which is one of the most important chains of stores selling computers, and technological products and services in the United States, having a national presence in that country.

In September 2003, U.S. Commercial Corp. informed of the agreement of intent of its subsidiary CompUSA, towards de acquisition of the commercial chain Good Guys Inc. (Nasdaq: GGUY), the merger was completed on December 19th, 2003. Good Guys, based in California, United States of America, sells electronic consumer products through its 71 stores distributed throughout the states of California, Nevada, Oregon and Washington. The agreement included the acquisition of all of the company shares in circulation at a

cash price of $2.05 dollars per share. The resources needed for the acquisition, as well as additional capital, were furnished by U.S. Commercial to CompUSA.

In November 2003, the Company announced changes at the executive levels of CompUSA. Mr. Lawrence Mondry was designated General Director of the company in substitution of Mr. Hal Compton. Mr. Compton informed of his decision to retire after having been in that position since March 2000, when CompUSA was acquired by Grupo Sanborns. The designation of Mr. Javier Larraza as Vice President of the Board of Directors of CompUSA was also announced. Mr. Larraza will hold the above mentioned position at the same time as the position of Chief Financial Officer. Finally, Mr. Anthony Weiss was designated as Chief Operations Officer and President of the CompUSA stores.

CompUSA

During 2003, CompUSA reported sales for USD $3,790.7 million, amount which represents a decrease of 1.2%, compared to the $3,834.7 million dollars reported in 2002. The sales of Good Guys, which began to be consolidated in December 2003, contributed with USD $43.7 million. The decrease in sales in due mainly to the economic conditions in the United States, which put pressure on consumption during the year.

Comp USA continued to change its product and services mix, with a view to obtaining higher income margins. This is in agreement with its strategy of becoming a provider of integral solutions in technology. Thus, the contribution toward the sale of services during the year 2003 represented a 10.0% as compared to a 9.2% during the same period in the previous year. On the other hand, the contribution of the sale of accessories represented 20.9% during the year 2003 as compared to 19.9% during 2002. Finally, the contribution of Hardware and Software during the year represented 69.1%, a decrease of 180 basis points as compared to a 70.9% contribution during 2002.

The gross margin of 2003 was 20.6%, 45 basis points less than the 21.1% seen in 2002. The slight decrease in the gross margin is the result of the change in the mix of products and services, as well as the advertising campaigns promoted by CompUSA.

In 2003, the profits of the operation were of USD($5.9) million, representing (0.2%) of the net sales. During 2002, an operative profit of USD$35.2 million was registered, which represents 0.9% in comparison to the sales for that year. The loss of USD $41.1 million during the year can be fundamentally explained by the reduction in gross margins of operation, together with an increase in publicity expenses, partially compensated by a reduction in the operational expenses of CompUSA.

The EBITDA for the year 2003 was USD$41.2 million as compared to USD$90.6 million registered during the previous year.

During 2003, CompUSA registered a net loss of USD29.8 million, which is considerably less than the loss of USD$403.4 million registered in 2002. The net result of 2002 was affected by a charge of USD$410 million resulting from the adoption of a new accounting principle (SFAS 142). See "Financial Information – Selected Financial Information".

U.S. COMMERCIAL CORP., S.A. DE C.V.

Mexico, Federal District, March 1, 2004

To the Board of Directors of U.S. Commercial Corp., S.A. de C.V.

Dear Members of the Board:

In accordance with the provisions of Paragraph Five of Article 14 Bis 3 of the Law of the Securities Market and following the recommendations set forth in the Code for Best Corporate Practices (Código de Mejores Prácticas Corporativas), in the name of the Auditing Committee of U.S. Commercial Corp., S.A. de C.V. (the "Company") I hereby inform you about the activities performed by the Company's Auditing Committee during the fiscal year ending December 31st, 2003.

The Corporation's Administrative Board has the basic responsibility of issuing financial statements in accordance with those accounting principles generally accepted in Mexico, the timely preparation of all financial information and all other information to be divulged in the stock market and the implementation of internal control systems. The Auditing Committee, on the other hand, has reviewed, in the name of the Administrative Board, the audited, consolidated financial statements of the Corporation and its subsidiaries as of December 31st, 2003. Said revision included the analysis and approval of the accounting policies, procedures and practices of the Corporation.

In connection with the duties of the Auditing Committee of the Corporation, the following activities took place during the fiscal year:

a) Various options were analyzed and candidates for external auditors of the Corporation were recommended, including the scope of their mandate and the conditions under which they would be hired, in order to perform an accounting audit of the Corporation.

b) We interviewed the external auditors of the Corporation in order to verify their compliance with the requirements of independence and rotation of their personnel.

c) We reviewed, together with the external auditors of the Corporation, the analysis and commentaries prepared during the audit, as well as the procedures followed and the scope of the same, ensuring that they will be carried out with the highest possible objectivity and that the financial information will be useful, timely and trustworthy.

d) We collaborated in the supervision towards the compliance with the auditing contracts, as well as the evaluation of results.

e) We recommended to the Administrative Board the basis for the elaboration and diffusion of the financial information of the Corporation, as well as the general outlines for internal controls.

f) We reviewed the financial statements of the Corporation, as of December 31st, 2003, the auditors report, as well as the accounting policies used in the elaboration of the financial statements. After having listened to the comments of the external auditors, who are responsible for expressing their opinion as to the reasonableness of the financial statements and their agreement with the accounting principles generally accepted in Mexico, we recommended to the Administrative Board that they be approved, in order that said financial statements be presented to the Annual General Ordinary Shareholders Meeting of the Corporation.

g) We reviewed and analyzed the Administrative Board's report as to the corporate status of the Corporation, including the revision of the Corporation's legal documentation.

All of the above was done in order to comply with the requirements set forth in the Stock Market Law, and any other duties that might have been or have been entrusted to this Auditing Committee by the Board of Administration of the Corporation.

Sincerely

Rafael M. Kalach
President of the Auditing Committee